

Mail Stop 6010

October 18, 2007

Mr. Riyadh Lai
Chief Financial Officer
Silicon Motion Technology Corporation
No. 20-1, Taiyuan St.
Jhubei City Hsinchu County 302
Taiwan

>   RE: **Silicon Motion Technology Corporation**
>   **Form 20-F for the year ended December 31, 2006**
>   **File No. 0-51380**

Dear Mr. Lai:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 5

Investing Activities, page 39

1.   We note that you made significant prepayments related to construction in progress
        during 2006. Please tell us and revise future filings to describe the nature and
        significant terms of the agreements under which these payments were made. In
        addition please revise future filings to describe the nature of any significant
        capital projects and disclose any anticipated future expenditures.

Note 2 – Summary of Significant Accounting Policies, page F-9

– Short-Term Investments, page F-10

2.   We note your disclosure regarding the change in investment objective and the
        reclassification of all short-term investments purchased subsequent to December
        31, 2005 as trading securities. You state that the change in classification only
        applied to investment purchased subsequent to December 31, 2005. Please
        address the following:

   •   Portions of your disclosure could be confusing to readers. You state that you
        sold all of your available-for-sale securities on December 31, 2005, however,
        we note that the balance sheet at December 31, 2005 shows short-term
        investments totaling NT$1,157,955. Please clarify your disclosure to us and
        in future filings.

   •   Based on your disclosure, it appears that the change in classification to trading
        securities applied only to new investments purchased subsequent to December
        31, 2005. However, it appears from your statement of cash flows that you
        have classified all of the activity in the short-term investments accounts as
        operating activities. Please tell us whether there were any sales of available-
        for-sale short-term investments in 2006. If so, tell us why you believe you
        have properly presented this activity in the statement of cash flows for 2006.
        Refer to paragraphs 15-17 of SFAS 95.

– Inventories, page F-10

3.   We note from your disclosure on pages F-27 and F-28 that you had certain
        consigned inventory. Please quantify for us the amount of consigned inventory at
        December 31, 2006 and tell us your accounting policy for any consigned

inventory. If consigned inventory is material, please also revise future filings to disclose your accounting policy for consigned inventory and to quantify the amount of consigned inventory.

Note 4 – Cash and Cash Equivalents, page F-16

4.   We note that your cash and cash equivalents includes bonds acquired under repurchase agreements of NT$22,995 and NT$103,942 at December 31, 2006 and 2005, respectively. Please clarify for us the nature of these agreements and explain to us why you believe it is appropriate to include these amounts as cash equivalents.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief